THE CHINA FUND, INC. (CHN)

IN BRIEF

Net asset value per share*	US$26.93
Market price*	US$34.74
Premium/discount*	29.0%
Fund size*	US$271.28

*Source: State Street Corporation/Martin Currie Inc

At 31 October 2003	China Fund NAV US$	MSCI Golden Dragon US$
One month return*	10.4%	7.3%
One year return*	83.1%	41.6%

MANAGER'S COMMENTARY

While Lieutenant-Colonel Yang circled the planet in Shenzhou V, launching China into the space age, your manager returned to 1985. That is to say, we visited Luoyang in Henan province, a city which acted as capital to 13 different dynasties, albeit none of the longer lasting ones. Employment in Luoyang is dominated by four enormous state-owned corporations - Luoyang Glass, **First Tractor**, Luoyang Bearing and Luoyang Copper. This gives the city an archaic air, from its small, unreconstructed airport to the two large statues of Mao Zedong in the city centre, one with his hat on, and one with it off. But even here, changes are afoot. Productivity at First Tractor's Ricardo engine plant has jumped by 150% since performance incentives were introduced. The company is looking to stop production of its unprofitable small tractors to concentrate on the larger models, which should benefit from demand arising from the recent Rural Land Contract Law. This law guarantees 30-year land use rights to farmers and should eventually result in larger scale farms. A new line for bright yellow excavators and other construction machinery has been installed in an old factory. Its earlier use is indicated by the large T-59 tank standing as memorial in the front yard. This must be about as close to beating swords into ploughshares as you can get in the modern world.

In other company visits during the month we found a number of state-owned companies considering management buy-outs. The regulations governing this are unclear, but seem easier to achieve at a local level, rather than when central approval is required. At another of your Fund's SOE holdings, **Sinotrans**, the management is instituting a "virtual option" scheme, which rewards management based on share price performance. Regular readers will know that your managers regard staff ownership, or participation in profits, as a key criterion in selecting stocks for this portfolio. So we are excited by these developments, which are likely to make Chinese company managements more attuned to the requirements of minority investors.

International pressure continues to mount on China to revalue the currency. The authorities are now seeking all ways short of actual revaluation to relieve this pressure, including a cut in VAT rebates to exporters, of 3% on average. We believe that the government will eventually realise that it has little to fear from a limited revaluation against the US dollar. That is partly because of the competitiveness of China's export sector, but also because most of the Asian currencies would probably rise along with the RMB. Currency appreciation might also help to address concerns about the economy overheating.

INVESTMENT STRATEGY

Your Fund is 96.9% invested with holdings in 53 companies. Our changes to the portfolio in October were largely confined to taking losses on our less successful investments. This was with the aim of offsetting the Fund's substantial crystallised gains ahead of the financial year-end.

Something about performance … During the month your Fund benefited from strong performances of two rather unloved private sector companies. The TV and cell phone maker **TCL** and the vegetable grower **Chaoda** both did well as they posted good results. The Fund's representative 'H' shares, including **Anhui Conch** and **Yanzhou Coal**, also gained as a result of investor exuberance for this sector. The outlook for Fund flow into the region remains strong. So we will keep your Fund fully invested, but rotate into shares which have lagged and offer lower risk/returns.

In co-operation with UBS, Martin Currie will be hosting a conference on China, on December 8, 2003 in New York and on December 9, 2003 in Boston. If you would like to come, please contact Ann Andrew on aandrew@martincurrie.com.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

On October 31, 2003, the Fund sold its entire holding in **A-S China Plumbing** following the company's recent IPO on the GEM market in Hong Kong. The sale was at HK$1.43 per share and generated net proceeds of US$1.1 million. Following this disposal, all the legacy investments inherited from the Fund's previous Direct Investment Manager have been exited.

The strong performance of the PRC economy coupled with continuing macro-economic and regulatory return is developing a more market-oriented economy with an increasingly important role for private companies. Our new deal origination activity focuses on established private companies requiring expansion finance for a proven business model. Such companies can generate profit rapidly from incremental investment and are in a position to IPO rapidly. The IPO market is becoming an effective exit market for private investment as it responds to investor interest and on-going regulatory reform. The Fund's investments in **Tomoike** and **Captive Finance** continue to perform above forecast and we are exploring opportunities to realize value for the Fund's investors.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$368.17m
Shares outstanding	10,073,173
Exchange listed	NYSE
Listing date	July 10, 1992
Investment manager	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



Hong Kong	50.8%
Taiwan	28.9%
New York	12.3%
Direct	2.0%
B shares	1.9%
Singapore	1.0%
Cash	3.1%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Information technology	19.3	22.1
Industrials	19.3	14.0
Consumer discretionary	15.1	7.2
Materials	9.1	6.1
Utilities	7.4	8.4
Consumer staples	7.4	0.7
Telecommunications	6.8	8.0
Financials	6.6	29.2
Energy	3.7	4.2
Health care	2.2	0.1
Cash	3.1	-
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	10.4	32.1
Calendar year to date	70.7	152.7
3 years **	30.7	58.5

Past performance is not a guide to future returns.

DIRECT INVESTMENTS* (2.0%)

Captive Finance	*Financials*	1.1%
Tomoike Industrial (H K) Ltd	*Industrials*	0.9%

15 LARGEST LISTED INVESTMENTS* (51.0%)

Sohu Com Inc	*Information technology*	9.1
TCL International	*Consumer discretionary*	4.4
Chaoda Modern Agriculture	*Consumer staples*	3.8
Yanzhou Coal Mining	*Energy*	3.7
Sinotrans Limited	*Industrials*	3.7
Chinadotcom Corporation	*Information technology*	3.3
Anhui Conch Cement	*Materials*	3.3
Fountain Set Holdings	*Materials*	3.3
Xinao Gas Holdings	*Utilities*	2.8
Shenzhen Expressway	*Utilities*	2.6
BYD Co	*Industrials*	2.4
Cathay Financial Holdings	*Financials*	2.4
Anhui Expressway	*Utilities*	2.1
Comba Telecom	*Telecommunications*	2.1
Brilliance China	*Consumer discretionary*	2.0

FUND PERFORMANCE (US$)

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**10.4**	**12.4**	**70.7**	**83.1**	**30.7**	**21.0**	**7.9**
MSCI Golden Dragon	7.3	21.2	44.8	41.6	-0.4	2.0	-
Hang Seng Chinese Enterprise Index	-11.4	-5.4	44.4	57.0	17.1	9.3	-

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE†



The China Fund Inc. vs MSCI Golden Dragon
NAV
% Relative Return
NAV ($US)
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jul-92
Jun-93
May-94
Apr-95
Mar-96
Mar-97
Mar-98
Feb-99
Jan-00
Jan-01
Jan-02
Jan-03

THE CHINA FUND INC. PREMIUM/DISCOUNT†



% Premium/Discount
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
Oct 92
Oct 93
Oct 94
Oct 95
Oct 96
Oct 97
Oct 98
Oct 99
Oct 00
Oct 01
Oct 02
Oct 03

DIVIDEND HISTORY CHART*



1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income	0.04340	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.06397
Long term capital gain	0.00000	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00069
Short term capital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.14971

Past performance is not a guide to future returns.

All charts as of 31 October 2003. *Source: State Street Corporation. †Source: Martin Currie Inc.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 50.8%					
TCL International Holdings Ltd	1070 HK	HK$2.93	32,318,000	11,961,154	4.4%
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$1.97	41,038,000	10,407,423	3.8%
Yanzhou Coal Mining Co.	1171 HK	HK$5.70	13,786,000	10,115,886	3.7%
Sinotrans Limited-H	598 HK	HK$3.85	20,065,000	10,009,253	3.7%
Anhui Conch Cement	914 HK	HK$8.85	7,726,000	8,901,609	3.3%
Fountain Set (Holdings) Ltd	420 HK	HK$5.40	12,750,000	8,863,285	3.3%
Xinao Gas Holdings Ltd	2688 HK	HK$4.18	13,976,000	7,466,581	2.8%
Shenzhen Expressway Co., Ltd	548 HK	HK$2.50	21,494,000	6,986,657	2.6%
BYD Co	1211 HK	HK$20.3	2,525,000	6,582,293	2.4%
Anhui Expressway Co., Ltd	995 HK	HK$2.50	17,778,000	5,721,550	2.1%
Comba Telecom Systems Consulting Holdings	2342HK	HK$3.30	13,174,000	5,596,576	2.1%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$3.25	12,882,000	5,431,070	2.0%
TPV Technology, Ltd	903 HK	HK$4.08	9,968,000	5,229,094	1.9%
Proview Intl Holdings Ltd	334 HK	HK$2.15	17,644,000	4,826,661	1.8%
China Telecom Corporation Ltd.	728 HK	HK$2.58	14,000,000	4,640,834	1.7%
China Fire Safety	8201 HK	HK$0.64	53,565,000	4,413,182	1.6%
Tack Fat Group International Ltd	928 HK	HK$0.83	37,296,000	3,985,026	1.5%
Golden Meditech Co Ltd	8180 HK	HK$1.96	13,950,000	3,501,866	1.3%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$3.08	7,436,000	2,943,576	1.1%
Beijing Capital International Airport Co., Ltd	694 HK	HK$2.88	7,520,000	2,783,213	1.0%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.60	32,780,000	2,531,926	0.9%
Sino Golf Holdings Ltd	361 HK	HK$1.51	10,953,000	2,129,123	0.8%
Ocean Grand Chemicals Holdings Ltd.	2882 HK	HK$1.29	9,861,000	1,637,576	0.6%
Mainland Headwear Holdings	1100 HK	HK$2.60	1,626,000	544,233	0.2%
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	409,472	0.2%
Taiwan 28.9%					
Cathay Financial Holding Co., Ltd	2882 TT	NT$56.0	3,862,000	6,374,064	2.4%
China Metal Products	1532 TT	NT$32.9	5,473,408	5,307,254	2.0%
Merry Electronics	2439 TT	NT$55.0	3,254,208	5,275,020	1.9%
Chunghwa Telecom Co., Ltd	2412 TT	NT$53.5	3,055,000	4,817,050	1.8%
Vanguard International Semiconductor Corp.	5347 TT	NT$11.6	14,000,000	4,765,694	1.8%
Chicony Electronics Co., Ltd	2385 TT	NT$63.0	2,500,960	4,643,692	1.7%
Synnex Technologies International, Corp	2347 TT	NT$50.0	2,950,640	4,348,129	1.6%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$77.5	1,831,200	4,182,670	1.5%
Fubon Financial Holdings	2881 TT	NT$35.8	3,953,952	4,171,868	1.5%
Polaris Securities Co., Ltd	6011 TT	NT$16.9	8,359,377	4,163,674	1.5%
China Motor Co	2204 TT	NT$64.5	2,140,000	4,068,081	1.5%
Wintek Corp.	2384 TT	NT$24.7	5,040,000	3,668,966	1.4%
Cheng Shin Rubber	2105 TT	NT$47.5	2,516,400	3,522,812	1.3%
Ability Enterprise Corp	2374 TT	NT$31.8	3,714,840	3,481,636	1.3%
Data Systems Consulting Co	2477 TT	NT$26.4	3,968,339	3,087,655	1.1%
Taiwan Hon Chuan Enterprise	9939 TT	NT$44.2	2,345,520	3,055,467	1.1%
Soft-World International Corp.	5478 TT	NT$117	790,000	2,724,138	1.0%
Altek Corp	3059 TT	NT$64.5	1,430,000	2,718,391	1.0%
Tainan Enterprises	1473 TT	NT$45.3	1,546,000	2,064,067	0.8%
Taiwan FamilyMart	5903 TT	NT$43.8	1,478,520	1,908,611	0.7%
B shares 1.9%					
China International Marine Containers Co., Ltd.	200039 CH	HK$13.3	2,442,747	4,188,644	1.5%
Luthai Textile Co., Ltd	200726 CH	HK$5.63	1,237,886	897,181	0.3%
Shanghai Friendship Group Co., Inc	900923 CH	US$0.77	300,000	232,200	0.1%
New York 12.3%					
Sohu.com Inc	Sohu US	US$35.7	711,586	24,549,717	9.0%
Chinadotcom, Corp	China US	US$9.63	973,654	8,947,880	3.3%
Singapore 1.0%					
People's Food Holding	PFH SP	S$1.11	4,400,000	2,807,139	1.0%
Direct 2.0%					
Captive Finance Ltd			2,000,000	3,045,000	1.1%
Tomoike Industrial (H.K.) Ltd			825,000	2,361,530	0.9%
Cash 3.1%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com